Exhibit 1.01

Resideo Technologies, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2022

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which are limited to tin, tantalum, and tungsten (3TG).

The information in this report includes the products of Resideo Technologies, Inc. and its subsidiaries (Resideo) as of December 31, 2022.

Overview

Resideo’s Business

Resideo is a leading global manufacturer and developer of technology-driven products and components that provide critical comfort, energy management, and safety and security solutions to over 150 million homes globally. We are also a leading wholesale distributor of low-voltage security and life safety products for commercial and residential markets and serve a variety of adjacent product categories including audio visual, networking, wire and cable, and smart home solutions. We deliver value to our customers via two business segments, Products and Solutions and ADI Global Distribution.

Resideo’s Products Covered by this Report

On March 31, 2022, we acquired 100% of the issued and outstanding capital stock of First Alert, a leading provider of home safety products. First Alert expands and leverages our footprint in the home with complementary smoke and carbon monoxide detection home safety products and fire suppression products. In accordance with Instruction 3 to Item 1.01 of Form SD, this report does not include any First Alert products since First Alert was acquired during our fiscal year ended December 31, 2022 and First Alert previously had not been obligated to provide a specialized disclosure report with respect to conflict minerals.

Other than products manufactured or contracted to be manufactured by First Alert which are excluded from this Form SD, this report relates to Resideo products: (i) for which any 3TG is necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by Resideo; and (iii) for which the manufacture was completed during calendar year 2022 (the Covered Products).

On the basis of a reasonable country of origin inquiry (RCOI) and due diligence measures described herein (including in the section titled “Due Diligence Results” below), as of this reporting period, Resideo does not have sufficient validated information from the Supplier Group (as defined below) to determine every facility used to process, and every country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products, including whether such 3TG originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).

Resideo’s Supply Chain

Resideo sells thousands of products across our two operating segments, Products & Solutions and ADI Global Distribution, containing parts from thousands of direct and indirect suppliers. As a “downstream” company with many tiers in our supply chain, we generally do not have a direct relationship with 3TG smelters and refiners. It is difficult for us to identify actors upstream from our direct material suppliers, and we rely on our direct material suppliers to provide information on the smelters and refiners as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers.

The terms and lengths of contracts with our suppliers are varied, and we generally cannot unilaterally impose new contract terms. As we renew or enter into new purchase agreements with direct material suppliers, we continue to add a 3TG compliance provision, requiring such suppliers to conduct and document their inquiries into the smelters and refiners as well as the country of origin of 3TG contained in parts or products supplied to Resideo and to provide Resideo with information or representations that Resideo requires to meet our compliance obligations. Although we have integrated a 3TG compliance provision into some purchase agreements with direct material suppliers, it will take a number of years to ensure that all direct material supplier purchase agreements contain appropriate 3TG compliance provisions. In addition, some suppliers may object to the inclusion of such 3TG compliance provisions. In the meantime, as described herein, we have worked, and are continuing to work, with our suppliers to ensure they provide 3TG sourcing information.

Reasonable Country of Origin Inquiry

Resideo conducted a good faith RCOI to determine whether the 3TG found in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. The elements of the RCOI were:

•	identification of relevant suppliers;

•	data collection; and

•	assessment to determine whether further due diligence was required.

Given the large number of suppliers in our supply chain, it is not practicable for us to conduct a survey of all of our suppliers. Instead, both of our operating segments assessed the direct material suppliers that were most likely to provide parts or products containing 3TG, and we sent over 1,800 surveys, covering over 36,000 parts, to relevant direct material suppliers, representing over 80% of Resideo’s direct material supplier spend in 2022 (the Supplier Group). As we improve our supplier identification and data collection processes over the years, we will be able to decrease the number of surveys distributed by eliminating redundancy in surveys distributed to the same supplier.

Resideo used the 2022 version of the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (the Questionnaire). The Questionnaire is designed to facilitate disclosure and communication of information regarding smelters and refiners of 3TG contained in parts or products in our supply chain. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the smelters and refiners that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. We retained Assent Compliance, Inc. (“Assent”), a third-party conflict minerals compliance solution provider, to assist us with our supplier engagement and analysis efforts for the reporting period. Assent deployed the Questionnaire to the Supplier Group via a tracking tool, which enables Resideo and Assent to manage and maintain records of responses from the Supplier Group in an electronic database.

We followed up with all unresponsive members of the Supplier Group through a defined process via both automated email and personalized communication, including offering assistance and further information to the Supplier Group about the requirements of the Rule and the 3TG compliance program.

The 3TG compliance program includes automated data validation on all submitted Questionnaires via Assent’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the Questionnaire. All submitted forms are accepted and classified as valid or invalid such that all data is retained. Members of the Supplier Group were contacted with regard to invalid forms and were encouraged to resubmit a valid form. We reviewed the responses to determine where further engagement with our Supplier Group was warranted.

Based on the responses received from Resideo’s RCOI, which included thousands of alleged smelter or refiner (SOR) names, we compiled a list of unique SORs, including information regarding associated countries of origin.

On the basis of the responses to our RCOI, Resideo has reason to believe it is possible that some 3TG necessary to the functionality or production of our parts or products may have originated in the Covered Countries and did not come from recycled or scrap sources. Accordingly, Resideo conducted further due diligence on the source and chain of custody of the 3TG contained in parts or products provided by the Supplier Group.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risks in the supply chain;

•	Step 3: Design and implement a strategy to respond to identified risks; and

•	Step 4: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

Resideo has established a management system to determine the source and chain of custody of 3TG in our supply chain.

a.

Mission Statement. We have adopted a conflict minerals mission statement (the Mission Statement) that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our global supply chain and to compliance with the Rule. The Mission Statement is publicly available on our website at https://www.resideo.com/us/en/corporate/supplier-code-of-conduct.

b.

Internal Team. Our management system includes oversight of our RCOI and due diligence processes by a team made up of representatives from Procurement and Regulatory, Compliance and Verification (the 3TG Compliance Team). The 3TG Compliance Team is responsible for implementing our 3TG compliance program and communicating information about program status and effectiveness to senior management.

c.	Control Systems. We utilize the Questionnaire sent to our Supplier Group to gather information on the chain of custody of the 3TG included in our products.

d.

Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the Questionnaire. In addition, through Assent, we provide training materials on 3TG compliance to the Supplier Group. We are also integrating a 3TG compliance provision into some purchase agreements with direct material suppliers that sets forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We updated our Supplier Code of Conduct in August 2022 to specifically require the Supplier Group to follow the Responsible Minerals Assurance Process developed by the Responsible Minerals Initiative. We implemented the ability to track acceptance of our Supplier Code of Conduct through our vendor portal for those suppliers that use this portal, with initial measures allowing us to verify acceptance by a subset of the Supplier Group. Assent conducted an outreach initiative to its collective customer supplier base in May 2022 to generate further awareness of high-risk smelters and the risk of sourcing from the Covered Countries. Resideo was listed as a customer supporting this outreach initiative.

e.	Grievance Mechanism. We have a company level Integrity Helpline that provides employees and suppliers with a mechanism to report violations of our policies or other concerns.

Step 2: Identify and Assess Risks in the Supply Chain

Distribution of Questionnaires to Supplier Group. In 2022, we distributed the Questionnaire to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals they supplied to Resideo may contain 3TG, (ii) whether any 3TG is necessary to the functionality or production of the parts or products in which they are used, and (iii) the smelters and refiners, or any 3TG in our supply chain, and whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

Assessment of Supplier Group Responses. We reviewed each response from the Supplier Group to assess the adequacy of such response. Members of the Supplier Group that failed to respond to the Questionnaire or that did not provide responses to all applicable questions in the Questionnaire received follow-up communications requesting additional information. If a supplier response indicated that 3TG was contained in parts or products provided to Resideo that may have originated from the Covered Countries, then such response was sent to the 3TG Compliance Team for further review.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing to Resideo products or parts that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, we will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter or refiner. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate the risks. There have been no known instances of validated high-risk issues in the supply chain that require follow-up actions to be considered.

To ensure that the Supplier Group understands our expectations with respect to compliance with the Rule, we engage Assent to distribute background information on the Rule and our Mission Statement, and we provide access to training materials on 3TG compliance to the Supplier Group in addition to the Questionnaire.

Step 4: Report on Supply Chain Due Diligence

This Conflict Minerals Report has been filed with the SEC and is publicly available at: https://investor.resideo.com/financials/sec-filings/default.aspx.

Due Diligence Results

The Questionnaire sent to the Supplier Group requests that the Supplier Group provide Resideo with information on (a) the smelters and refiners that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products, (b) whether the 3TG used in the Covered Products originates from the Covered Countries, and (c) the mine or location of origin of the 3TG used in the Covered Products. Resideo must rely on responses from the Supplier Group to the Questionnaire in order to determine the facilities used to process the 3TG used in the Covered Products, whether the 3TG used in the Covered Products originates from the Covered Countries and the source of the 3TG used in the Covered Products.

The responses that we have received as of this reporting period from the Supplier Group fall into one or more of the following categories: (i) indication that no 3TG is used in parts or products that are provided to Resideo, (ii) data with respect to the supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or products provided to Resideo or indication that the supplier is unable to provide the information as it specifically relates to the parts or products that are provided to Resideo,(iii) indication that the supplier is unable to provide smelter or refiner information at this time, and/or (iv) indication that the supplier is unable to provide or is still in the process of determining the country of origin or mine or location of origin of 3TG from its suppliers. Accordingly, as of this reporting period, Resideo does not have sufficient validated information from the Supplier Group to determine the facilities used to process, and the country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefits armed groups:

(1)	Continue to refine and update our process to target appropriate suppliers as well as re-survey suppliers to confirm that they do not incorporate 3TG in our supply chain.

(2)

Continue to work closely with the Supplier Group to obtain the necessary validated information on the origin of the 3TG contained in the parts, products or services sold to Resideo, which we expect will become available as (i) more upstream suppliers receive the necessary information from their respective upstream suppliers and (ii) the RMI’s Responsible Minerals Assurance Process continues to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.

(3)

Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We will continue to drive acceptance of Resideo’s Supplier Code of Conduct, which requires suppliers who accept to follow RMI’s Responsible Minerals Assurance Process. We will also continue to track acceptance of the Supplier Code of Conduct.

(4)	Direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

(5)	Analyze spend data against supplier response data to identify inconsistencies and areas of potential enhanced focus for supplier outreach efforts.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events, or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near-and long-term. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2022 and other filings with the SEC.